UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On April 14, 2021, Bioceres Crop Solutions Corp. (the "Company"), acting pursuant to authorization from its Board of Directors, determined to voluntarily withdraw the principal listing of the Company's ordinary shares, par value $0.0001 per share (the "Ordinary Shares"), from the NYSE American LLC ("NYSE") and transfer the listing to The Nasdaq Global Select Market ("Nasdaq"). The Company expects to voluntarily delist its Ordinary Shares on the NYSE effective as of the close of trading on April 26, 2021, and that trading will commence on Nasdaq at market open April 27, 2021. The Company will retain its current ticker symbol “BIOX”.

This Form 6-K (excluding the exhibit) is incorporated by reference into the Company’s registration statement on Form F-3 (Registration No. 333-249770), and the following exhibit is part of this Form 6-K:

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release issued by Bioceres Crop Solutions Corp. dated April 14, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: April 14, 2021	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer